CEL-SCI CORPORATION
                              8229 Boone Blvd. #802
                                Vienna, VA 22182
                                 (703) 506-9460


                                February 26, 2013


Amy Reischauer
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Form S-3
            File No. 333-186103


      CEL-SCI Corporation (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to February 28, 2013, 4:30 P.M. Eastern time, or as soon as practicable thereafter.

      The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very Truly Yours,

                                      CEL-SCI CORPORATION


                                     /s/ Patricia B. Prichep

                                     Patricia B. Prichep, Senior Vice President
                                        of Operations